Exhibit 99.1

ICON Selected by Shire plc’s Specialty Pharmaceuticals division as Global Strategic Partner for Clinical Research and Central Laboratory Services

DUBLIN--(BUSINESS WIRE)--January 9, 2012--ICON plc, (NASDAQ: ICLR; ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced that is has signed a strategic partnership with Shire Specialty Pharmaceuticals to serve as the sole global provider of central laboratory services and one of two strategic partners for clinical development services.

As a partner for clinical development, ICON will provide Shire with a full range of services including site and country feasibility, ethics and regulatory submissions, clinical trial monitoring, project management, site and study team support, medical management and medical data review. Shire will also utilise ICON Central Laboratories’ extensive test menu from its global network of laboratories.

“We are proud that Shire Specialty Pharmaceuticals has selected ICON as a global partner and it is yet another endorsement of ICON’s expertise in operating under strategic partnership models,” commented Ciaran Murray, CEO, ICON plc. “ICON’s success is based on the right blend of development services and global testing facilities, all of which are underpinned by robust processes and innovative technology. We look forward to building on our successful relationship with Shire to help them realise efficiencies as they seek to bring new products to market.”

About ICON plc

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. ICON currently has around 8,500 employees, operating from 79 locations in 38 countries.

Further information is available at www.iconplc.com

Cautionary Note Regarding Forward-Looking Statements

This release contains, and our officers and representatives may from time to time make, "forward-looking statements" within the meaning of the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: "anticipate," "intend," "plan," "expect," "strategy" and similar references to future periods. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, general economic and financial conditions; the extent to which we are successful in implementing our strategy, gaining new, long-term relationships with customers and retaining existing ones; the risk of competition on us and on our industry; developments and changes in laws and regulations; and such other factors as discussed in Part I, Item 3 “Risk Factors” in our Form 20-F for the fiscal year ended December 31, 2010. Any forward-looking statement made by us in this release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

ICON/ICLR-F

CONTACT:
ICON Investor Contacts
Investor Relations
1-888-381-7923
or
Sam Farthing, VP Investor Relations
+ 353 –1-291-2251
or
ICON Media Contacts
Rosie Allan /Genevieve Tuck
at Weber Shandwick
Tel: +44-020-7067-0000